GLOBALSTAR, L.P., A DEBTOR-IN-POSSESSION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Principles of Consolidation

      The consolidated financial statements include the accounts of Globalstar and its wholly owned and majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

     Reclassifications

      Certain amounts from the prior year have been reclassified to conform to current year presentation. These reclassifications do not change previously reported total assets, liabilities, partners’ capital (deficit) or net loss.

     Cash and Cash Equivalents

      Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

     Concentration of Credit Risk

      Financial instruments which potentially subject Globalstar to concentrations of credit risk are cash and cash equivalents. Globalstar’s cash and cash equivalents are maintained with high-credit-quality financial institutions. The creditworthiness of such institutions is generally substantial and management believes that its credit evaluation, approval and monitoring processes mitigate potential credit risks.

     Inventory

      Inventory consists of purchased products, including fixed and mobile user terminals, accessories and gateway spare parts. Inventory is stated at lower of cost or market. Cost is computed using a standard cost, which approximates acquisition cost on a first-in, first-out basis. Globalstar provides inventory allowances for inventories with a lower market value or which is slow moving. Unsalable inventory is written off.

      In connection with the Vodafone and TE.S.A.M. transactions (see Note 4), Globalstar acquired a large number of user terminals and accessories. Management allocated value only to inventory for which Globalstar forecasts usage through 2003. There is no alternative market for these products.

     Property and Equipment

      Property and equipment are stated at historical cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, as follows:

Globalstar System	Up to periods of 10 years from commencement of service in the first quarter of 2000
Furniture, fixtures & equipment	3 to 10 years
Leasehold improvements	Shorter of lease term or the estimated useful lives of the improvements

     Globalstar System

      The Globalstar System includes costs for the design, manufacture, test, and launch of a constellation of low-earth orbit satellites, including in-orbit spare satellites (the “Space Segment”), and ground and satellite operations control centers, gateways and user terminals (the “Ground Segment”).

      Losses from in-orbit failures of Globalstar’s satellites, net of insurance proceeds, are recorded in the period it is determined that the satellite is not recoverable.

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